Exhibit 4.3
IRREVOCABLE UNDERTAKING AGREEMENT
in relation to
THE ACCEPTANCE OF A TENDER OFFER FOR THE SHARES OF
TELVENT GIT, S.A
between
SCHNEIDER ELECTRIC, S.A. and SCHNEIDER ELECTRIC ESPAŇA, S.A.U.
and
MR. IGNACIO GONZÁLEZ DOMINGUEZ
31 May 2011

Index

I. PARTIES	1
II. RECITALS	1
III. CLAUSES	3
1. Agreement to Tender	3
2. Agreement to Vote	3
3. Undertakings of the Selling Stockholder	5
4. Undertakings of the Bidder Parties	7
5. Representations and Warranties of the Bidder Parties	7
6. Representations and Warranties of the Selling Stockholder	9
7. Indemnity undertaking	11
8. No Managing Interest	11
9. Term	12
10. Termination of the Agreement	12
11. Confidentiality; Public Announcements	13
12. Specific Performance	13
13. Assignment	14
14. Costs and taxes	14
15. Interpretation Standards	14
16. Notices	15
17. Governing law	17
18. Arbitration	18

31 May 2011
I. PARTIES
Of the one part,
SCHNEIDER ELECTRIC, S.A., a French société anonyme with its registered office at 35, rue Joseph Monier, 92500 Rueil-Malmaison, France, registered in the Commercial and Companies Registry of Nanterre under number 542 048 574 (hereinafter, “SE” or the “Bidder”) duly represented herein by Emmanuel Babeau; and
SCHNEIDER ELECTRIC ESPAŇA, S.A.U., a company organized under the laws of the Kingdom of Spain and an indirect wholly owned subsidiary of the Bidder, with its corporate domicile in Barcelona, C/ Bac de Roda, n° 52, edificio A, registered with the Companies’ registry of Barcelona in Tomo 23.584, Folio 124, Sección 8a, Hojo B-57.594, and having C.I.F. A-08008450 (hereinafter, “BIDCO”), duly represented herein by Elena González-Anta;
(the Bidder and BIDCO together referred to as the “Bidder Parties”)
and of the other part,
MR. IGNACIO GONZALEZ DOMINGUEZ, an individual of legal age and Spanish nationality residing for these purposes at C/Valgrande 6, Alcobendas (Madrid), with D.N.I./C.I.F. 28717814-Z (hereinafter, “Selling Stockholder”), married under the legal reime of separación de bienes;
The expression the “Parties” shall refer to the Bidder, BIDCO, and Selling Stockholder.
II.	RECITALS

I.	Whereas Telvent GIT, S.A. is a company organized under the laws of the Kingdom of Spain, with its corporate domicile in Alcobendas (Madrid), Valgrande 6, registered with the Commercial Registry of Madrid under Tomo 15.370, Folio 164, Hoja M-257879, and having C.I.F. A-82631623 (hereinafter, “TELVENT” or the “Company”).

II.	Whereas the share capital of TELVENT currently amounts to €102,454,652.50, represented by 34,094,159 ordinary shares with a nominal value of €3.00505 per share, which are listed on and traded through the Nasdaq Global Select Market in the United States (hereinafter, the “Telvent Shares”).

III.	Whereas the Bidder Parties intend to launch a tender offer (hereinafter, the “Offer”) for the Telvent Shares promptly following the execution hereof, pursuant to a transaction agreement (the “Transaction Agreement”) that the Bidder and TELVENT have entered into on the date hereof, such Offer to be made at a price of US $40 per share (such amount or, if the Offer is amended in accordance with the terms of the Transaction Agreement and a higher amount per Telvent Share is paid pursuant to the Offer, such higher amount, the “Acquisition Price”), subject to the terms and conditions set forth in the Transaction Agreement and the related Offer materials (the “Tender Offer Materials”), otherwise in accordance with the Exchange Act), including Regulation 14D promulgated thereunder (hereinafter the “US tender offer rules”).

IV.	Whereas on the date of execution of this Agreement, Selling Stockholder is the sole “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of an aggregate number of 120,000 Telvent Shares, (all such beneficially owned Telvent Shares which are outstanding as of the date hereof and which may hereafter be issued to or otherwise acquired or owned by Selling Stockholder prior to the termination of this Agreement (including pursuant to any exercise of acquisition by purchase, or stock dividend, distribution, split-up, recapitalization, combination or similar transaction), but excluding any Telvent Shares which Selling Stockholder is entitled to acquire or receive pursuant to any Equity Plan prior to their actual acquisition or receipt by Selling Stockholder, being referred to herein as the “Subject Shares”).

V.	Whereas as a condition to their willingness to enter into the Transaction Agreement, the Bidder Parties have requested that the Selling Stockholder, and in order to induce the Bidder Parties to enter into the Transaction Agreement, the Selling Stockholder has agreed to, enter into this Agreement.

VI.	Whereas in light of the above, the Selling Stockholder desires to sell the Subject Shares to the Bidder Parties at the Acquisition Price and the Bidder Parties desire to acquire the Subject Shares at such price subject to the terms and conditions set forth in this Agreement.

VII.	Whereas capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Transaction Agreement, and the other definitional and interpretative provisions set forth in Section 6.13 of the Transaction Agreement shall apply hereto as if such provisions were set forth herein.

VIII.	Whereas, in light of the above and the respective representations, warranties, covenants and agreements set forth below, the Parties hereto agree as follows.

III.	CLAUSES
1.	Agreement to Tender

1.1	Selling Stockholder agrees that it shall duly tender, or cause to be tendered, in the Offer, all of the Subject Shares pursuant to and in accordance with the terms of the Offer. Promptly, but in any event no later than 15 Business Days after the commencement of the Offer, Selling Stockholder shall (i) deliver to the depositary designated for the Offer (the “Depositary”) (A) a letter of transmittal with respect to such Subject Shares complying with the terms of the Offer, (B) a certificate or certificates representing such Subject Shares or an “agent’s message” (or such other evidence, if any, of transfer as the Depositary may reasonably request) in the case of a book-entry transfer of any uncertificated Subject Shares and (C) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and (ii) instruct its broker or such other person that is the holder of record of any Subject Shares to irrevocably tender into the Offer all of the Subject Shares pursuant to and in accordance with the terms of the Offer. Selling Stockholder agrees that once the Subject Shares are tendered, the Selling Stockholder shall not withdraw, nor cause or permit the withdrawal of, any tender of such Subject Shares, unless and until (i) the Offer shall have been terminated in accordance with the terms of the Transaction Agreement, or (ii) this Agreement shall have been terminated in accordance with clause 10.

2.	Agreement to Vote

2.1	Except to the extent waived in writing by the Bidder in its discretion, at any meeting of the stockholders of TELVENT, however called, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval of all or some of the stockholders of TELVENT is sought, the Selling Stockholder shall vote all of the Subject Shares owned by it (to the extent the Subject Shares are not purchased in the Offer): (i) against any action, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TELVENT under the Transaction Agreement or of any of the parties hereto under this Agreement; and (ii) against the following actions (other than the transactions contemplated or permitted by the Transaction Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving TELVENT or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of TELVENT or any of its subsidiaries; (C) any reorganization, recapitalization, dissolution, liquidation or winding up of TELVENT or any of its subsidiaries; (D) any change in the majority of the Company Board; (E) any change in the present capitalization of TELVENT or any amendment of the articles of association of TELVENT; (F) any other material change in the corporate structure or business of TELVENT; and (G) any other action, transaction or proposal involving TELVENT or any of its subsidiaries that is intended or would reasonably be expected to (x) prevent, nullify, impede, interfere with, frustrate, delay, postpone, discourage or otherwise materially adversely affect the Offer, the Transaction Agreement, any of the transactions contemplated by the Transaction Agreement or this Agreement or the contemplated economic benefits of any of the foregoing or (y) change in any manner the voting rights of any Subject Shares; provided that none of the foregoing shall prohibit the Selling Stockholder from fulfilling his duties as the Chief Executive Officer and Chairman of the Board of Directors of TELVENT under provisions of Spanish law and in particular those related to the independence of directors and the fiduciary duties and duty of care of directors under Spanish Stock Corporation Law (Ley de Sociedades de Capital).

2.2	Except as set forth in Section 2.1, Selling Stockholder shall retain at all times the right to vote its Subject Shares in its sole discretion and without any other limitation on those matters other than those set forth in this Agreement that are at any time or from time to time presented for consideration to the Company’s stockholders to the extent that the Company is entitled to do so or not prohibited from doing so under the Transaction Agreement.

3.	Undertakings of the Selling Stockholder

3.1	Until the earlier of the date of settlement of the Offer, the date of withdrawal of the Offer or the date of termination of this Agreement, as applicable, and in accordance with the terms and conditions of this Agreement, Selling Stockholder undertakes to take any and all necessary or convenient actions to facilitate the successful completion of the Offer, and in particular (except as otherwise permitted by this Agreement):

(x) to maintain sole record and/or beneficial ownership (as “beneficial owner” is defined in Rule 13d-3 under the Exchange Act), as the case may be, of the Subject Shares until their transfer to BIDCO, except as such beneficial ownership may be deemed transferred to the Bidder Parties pursuant to this Agreement; (y) not to, directly or indirectly, (i) transfer (which term shall include any sale, offer for sale, transfer, tender, assignment, gift, pledge, hypothecation or other disposition), or consent to or permit any such transfer of, any or all of the Subject Shares or any interest therein, or create or permit to exist any Lien on any Subject Shares, other than any restrictions imposed by applicable Law or pursuant to this Agreement, (ii) enter into any Contract with respect to any transfer of such Subject Shares or any interest therein, (iii) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (iv) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares, or (v) take or permit any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or otherwise make any representation or warranty of the Selling Stockholder herein untrue or incorrect; and (z) to tender all the Subject Shares in the Offer as promptly as practicable after commencement of the Offer, but in any event no later than 15 Business Days after the commencement of the Offer.

If for any reason, Selling Stockholder, acquires or receives additional Telvent Shares during such period, Selling Stockholder hereby irrevocably commits to sell, or cause to be sold, such additional Telvent Shares to the Bidder on the terms and conditions of this Agreement. Selling Stockholder undertakes that any such additional shares acquired or received by Selling Stockholder will be free from any lien, pledge, hypothecation, proxy, power of attorney, encumbrance, option, pre-emptive right, Contract or other agreement or understanding with respect to any transfer of the Subject Shares or of any interest therein and any restriction to their free transferability, and that they will carry all full voting and economic rights in favor of Selling Stockholder. Any Telvent Shares acquired or received by Selling Stockholder after the date of this Agreement shall be considered “Subject Shares” for all purposes of this Agreement. For avoidance of doubt, Subject Shares shall not include any Telvent shares which Selling Stockholder is entitled to acquire or receive pursuant to any Equity Plan prior to their actual acquisition or receipt by Selling Stockholder.

3.2	Selling Stockholder shall not directly or indirectly (i) initiate, solicit, knowingly facilitate or knowingly encourage any inquiry or the making of any proposal that constitutes or could reasonably be expected to lead to an Alternative Proposal, (ii) enter into any letter of intent, memorandum of understanding or other agreement, arrangement or understanding relating to, or that could reasonably be expected to lead to, an Alternative Proposal, or (iii) continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to knowingly facilitate any proposal that (A) constitutes, or could reasonably be expected to lead to, an Alternative Proposal. Selling Stockholder shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons or their respective directors, officers, employees, agents, investment bankers, financial advisors, attorneys, accountants or other advisors or representatives (collectively “Representatives”) (other than SE) conducted prior to the date of this Agreement with respect to an Alternative Proposal. Without limiting the foregoing, any violation of the restrictions set forth in this Section 3.2 by any Representative of a Selling Stockholder, whether or not such Person is purporting to act on behalf of such Selling Stockholder or any of its Affiliates, shall be deemed to be a breach of this Section 3.3 by Selling Stockholder. None of the provisions of this clause 3.2 shall prohibit the Selling Stockholder from fulfilling his duties as the Chief Executive Officer and Chairman of the Board of Directors of TELVENT by the taking of any of the actions otherwise prohibited by this clause 3.2 if and to extent the taking of such action by or on behalf of TELVENT is permitted under the Transaction Agreement.
4.	Undertakings of the Bidder Parties

4.1	The Bidder Parties hereby, jointly and severally (solidariamente), undertake:
(i)	To launch the Offer as promptly as practicable following the date hereof in accordance with the Transaction Agreement.

(ii)	Subject to the satisfaction or waiver of all conditions to the Offer set forth in the Transaction Agreement, to acquire the Subject Shares tendered into the Offer and to pay to Selling Stockholder the Acquisition Price for each Subject Share pursuant to and in accordance with the terms of the Offer promptly following the expiration of the Offer in accordance with the Exchange Act.

(iii)	To provide Selling Stockholder with all such information as it shall reasonably request in relation to the conduct of the Offer.
5.	Representations and Warranties of the Bidder Parties

5.1	The Bidder Parties, jointly and severally (solidariamente), state that the representations and warranties set forth in clause 5.2 (hereinafter, “Representations and Warranties of the Bidder Parties”) are true, accurate and complete, and do not omit any fact or circumstance that might alter, limit or condition their content and scope.

5.2	The Bidder Parties hereby, jointly and severally, represent and warrant to Selling Stockholder that:
(i)	Valid/Binding agreement. Assuming the due authorization, execution and delivery of this Agreement by Selling Stockholder, this Agreement, when duly executed, will constitute valid and binding agreement of the Bidder Parties, enforceable against each Bidder Party in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

(ii)	Valid existence. Each Bidder Party is a duly incorporated company, validly existing and in good standing under the laws of the jurisdiction in which such party is organized, and each Bidder Party has full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.
(iii)	Authorization / enforceability. The execution, delivery and performance by the Bidder Parties of this Agreement and all of the documents and instruments required hereby from the Bidder Parties and the consummation of the Offer and other transactions contemplated hereby and thereby are within the corporate power of each Bidder Party and have been duly authorized by all necessary corporate action of such Bidder Party. Therefore, this Agreement and any other documents or instruments entered into pursuant to this Agreement shall be enforceable against each Bidder Party in accordance with their terms, subject only to the Bankruptcy and Equity Exception.

(iv)	Non contravention. The execution, delivery and performance by the Bidder Parties of this Agreement and all of the documents and instruments required hereby from the Bidder Parties and the consummation of the Offer and other transactions contemplated hereby and thereby do not and will not (i) violate any certificate of incorporation, bylaws or other organizational documents of either Bidder Party, (ii) violate any applicable Law or order applicable to the Bidder Parties, or (iii) result in the imposition of any encumbrance on any asset of either Bidder Party. No governmental authorization is required in connection with the execution and delivery of this Agreement by the Bidder Parties or the consummation by the Bidder Parties of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. state or federal securities laws.
5.3	The Representations and Warranties of the Bidder Parties will remain in force and will be deemed as true, complete and accurate at the time of transfer of the Subject Shares to BIDCO and at the time of settlement of the Offer. For avoidance of doubt, notwithstanding anything in this Agreement to the contrary, the Representations and Warranties of the Bidder Parties shall not survive the Offer Closing.

6.	Representations and Warranties of the Selling Stockholder

6.1	Selling Stockholder states that the representations and warranties set forth in clause 6.2 (hereinafter, “Representations and Warranties of the Selling Stockholder” and, along with the “Representations and Warranties of the Bidder”, the “Representations and Warranties”) are true, accurate and complete, and do not omit any fact or circumstance that might alter, limit or condition their content and scope.

6.2	Selling Stockholder hereby represents and warrants to the Bidder Parties that:
(i)	Valid/Binding agreement. Assuming the due authorization, execution and delivery of this Agreement by the Bidder Parties, this Agreement, when duly executed, will constitute valid and binding agreement of Selling Stockholder enforceable against such Selling Stockholder in accordance with its terms, subject only to the Bankruptcy and Equity Exception.

(ii)	Legal Capacity/Enforceability. The execution, delivery and performance by Selling Stockholder of this Agreement and the consummation of the transactions contemplated hereby are within his or her legal capacity and requisite powers, and if this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to execute, deliver and perform this Agreement. Therefore, this Agreement and any other documents or instruments entered into pursuant to this Agreement shall be enforceable against Selling Stockholder in accordance with their terms, subject only to the Bankruptcy and Equity Exception.

(iii)	Non contravention. The execution, delivery and performance by Selling Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any applicable Law or order applicable to Selling Stockholder, or (ii) result in the imposition of any encumbrance on any asset of such Selling Stockholder. No governmental authorization is required in connection with the execution and delivery of this Agreement by Selling Stockholder or the consummation by Selling Stockholder of the transactions contemplated hereby, except for applicable requirements, if any, under the Exchange Act and any other applicable U.S. state or federal securities laws.
(iv)	Legal title to and beneficial ownership of the Subject Shares. Selling Stockholder is the sole record or “beneficial owner” of the Subject Shares, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise transfer such Subject Shares), except a pledge of 78,000 Subject Shares to secure indebtedness for borrowed money, as provided hereunder, or for any applicable restrictions on transfer under the Securities Act. As of the date hereof, Selling Stockholder does not own, beneficially or otherwise, any Telvent Shares other than the Subject Shares.

(v)	Absence of Charges or Encumbrances on the Subject Shares. The Subject Shares are, and shall remain until their transfer to BIDCO, free from any type of Charges or Encumbrances. For these purposes, “Charges and Encumbrances” shall encompass any restriction, obligation or defect having a real or personal nature which encumbers: (i) the title to the Subject Shares, their peaceful enjoyment and full possession; (ii) the capacity of the Selling Stockholder to freely dispose of the Subject Shares; or (iii) any other right inherent to their ownership or title. Such term includes without limitation pledges, usufructs, retention rights, pre-emptive entries in any public registries, and other charges, restrictions and encumbrances of a real nature, as well as preferential acquisition rights, rights of first refusal, obligations to offer, buy-back rights, option rights, limitations on use, disposition or enjoyment, or any other limitations of rights inherent in the title to the Subject Shares, whether of a voluntary, legal or contractual nature, or other charges, restrictions or encumbrances of a personal nature.

(vi)	Finder’s Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of the Selling Stockholder other than as disclosed in the Transaction Agreement.
6.3	For the purposes of evidencing its record ownership of the Subject Shares, the Selling Stockholder shall provide the Bidder, no later than ten Business Days from the date of this Agreement, with a certificate of the Transfer Agent setting forth the number of Telvent Shares held of record by Selling Stockholder as reflected on the shareholder registered maintained by the Transfer Agent.
6.4	The Representations and Warranties of the Selling Stockholder will remain in force and will be deemed as true, complete and accurate at the time of transfer of the Subject Shares to BIDCO and at the time of settlement of the Offer. For avoidance of doubt, anything contained in this Agreement to the contrary notwithstanding, the Representations and Warranties of the Seller Stockholder shall not survive the Offer Closing.

7.	Indemnity undertaking

7.1	The Bidder Parties and the Selling Stockholder shall indemnify each other for any damages (as defined in clause 7.2 below) caused to the other Party as a consequence of any inaccuracy, omission or falsity in the Representations and Warranties above; provided that the maximum liability of (i) the Selling Stockholder to the Bidder Parties under this Agreement shall not exceed the amount of the expected proceeds from the sale of its Subject Shares pursuant to this Agreement and (ii) the Bidder Parties to Selling Stockholder under this Agreement shall not exceed the amount payable for the purchase of the Subject Shares pursuant to this Agreement.

7.2	For the purposes of this Agreement, “damages” will mean any direct and demonstrable: loss, damage (expressly excluding consequential damage and loss of probable profit), detriment, charge, liability, capital loss, fine, surcharge, interest or expense (including expenses and fees for attorneys, solicitors, notaries public, auditors, accountants, experts or other professionals).

7.3	Indemnity for damages will be calculated on a dollar-for-dollar basis.

8.	No Managing Interest.

8.1	Until such time as the Bidder Parties shall have acquired the Subject Shares pursuant to the offer, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to Selling

Stockholder, and the Bidder Parties shall not have any authority to manage, direct, superintend, restrict, regulate, govern, or administer any of the policies or operations of TELVENT.
9.	Term

9.1	This Agreement shall enter into force on the date of its execution and shall remain in force up to the earliest of:
(i)	the mutual written consent of the Parties;

(ii)	the date of settlement of the Offer (if the Subject Shares are acquired in the Offer as contemplated herein); or

(iii)	the termination or expiration of the Offer, without any Telvent Shares being accepted for payment thereunder due to the failure of the Offer Conditions to be satisfied.
10.	Termination of the Agreement

10.1	This Agreement will terminate in any of the following circumstances; provided, however that no such termination shall relieve any party from liability for any breach hereof prior to such termination:
(i)	Expiry of the term of the Agreement as set out in clause 9.

(ii)	At the choice of the non-defaulting Party where any Party gives the other Parties written notice of termination of this Agreement due to a serious or repeated breach of any material obligation or covenant assumed under this agreement (hereinafter, a “Material Breach”), if such Material Breach remains uncured or unsolved after thirty (30) calendar days from the date of delivery of written notice to the breaching Party.
10.2	All the provisions contained in this Agreement which, due to their nature, are called to remain in force after expiry of the term or termination shall remain in force. In particular, this provision refers to this clause and to clauses 9 (“Term”), 10 (“Termination of the Agreement”), 11 (“Confidentiality; Public Announcements”), 13 (“Assignment”), 14 (“Costs and Taxes”), 16 (“Notices”), 17 (“Governing law”) and 18 (“Arbitration”).

11.	Confidentiality; Public Announcements

11.1	The terms of this Agreement are strictly private and confidential and should not be disclosed without the Bidder Parties and the Selling Stockholder’s prior written consent to any Person other than the Parties’ professional advisors, unless any of the Parties is otherwise required to disclose such information in compliance with their legal or regulatory obligations and subject to clause 11.2 below.

11.2	The Parties acknowledge and accept that if the Offer is launched, a description of this Agreement will be provided in the Tender Offer Materials, and that a copy of the Agreement may be attached as an exhibit to the Schedule TO filed by the Bidder with the SEC.

11.3	Selling Stockholder agree to keep confidential any non-public information regarding TELVENT that it has received as a result of its commercial relationships with, or ownership of, TELVENT for a period of 5 years from the date hereof.

12.	Specific Performance

12.1	The Parties hereto acknowledge and agree that (a) the covenants, obligations and agreements of the Parties pursuant to this Agreement relate to special, unique and extraordinary matters, (b) the Bidder Parties are and will be relying on such covenants, obligations and agreements in connection with entering into the Transaction Agreement and the performance of their obligations under the Transaction Agreement, and (c) a violation of any of the covenants, obligations or agreements contained in this Agreement by either party will cause the non-defaulting party irreparable injury for which adequate remedies are not available at law. Therefore, the Parties shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain the breaching party from committing any violation of such covenants, obligations or agreements and to specifically enforce the terms of this Agreement. These injunctive remedies are cumulative and in addition to any other rights and remedies the Parties may have under applicable Law. Notwithstanding the above, and in application of the relevant provisions of Spanish law it is expressly agreed by the Parties that: (i) specific performance can only take place when, at the time it is to be granted, such specific performance is feasible and is being requested in good faith by the Parties seeking to enforce it (buena fe de exigir); (ii) specific performance will not be granted when it entails an imposition of a sanction against individual freedom (hacer personal); and (iii) specific performance will not be granted when its application implies the breach of an obligation of a third party (e.g. an obligation imposed by the Sellers on the directors nominated by them to vote in a given sense at a Board meeting which would go against the duties of directors under the Spanish Corporation Act).
13.	Assignment

13.1	No Party shall have the right to assign the rights and obligations arising under this Agreement without the prior written consent of the other Parties.

14.	Costs and taxes

14.1	The Parties will bear the costs and taxes derived from negotiating, formalizing and executing this Agreement, as follows:
(i)	All the expenses and costs incurred and directly related to the Offer shall be borne by the Bidder Parties.

(ii)	The Selling Stockholder shall not bear any of the fees of advisors, auditors and other professionals contracted by the Bidder Parties or the Company.

(iii)	Taxes resulting from formalizing and executing this Agreement, if any, will be borne, in each case, in accordance with applicable Law.
15.	Interpretation Standards

15.1	Headings. The headings and index used in this Agreement are for reference purposes only, and will not be deemed to affect its interpretation.

15.2	Prevalence. If conflict arises between the clauses of this Agreement and the content of its Schedules or a supplementary document, the content of the clauses of this Agreement will prevail.

15.3	Severability. The illegality, invalidity or nullity of any clause in this Agreement will not affect the validity of its other clauses, provided the rights and obligations of the Parties are not affected in an essential manner. “Essential” is understood as any situation that seriously prejudices the interests of any of the Parties, or affects the object of this Agreement as provided in clause 1. Such clauses are to be replaced or integrated into others that, in accordance with law, correspond to the objectives of the substituted clause(s).

15.4	Entire Agreement. This Agreement constitutes the entire agreement of the Parties on the date it is entered into, regarding the matters set out in it, and it substitutes and derogates all other previous agreements relating to its object. All the schedules form an integral part of this Agreement and have the same validity and effect as if they were incorporated into the text of this Agreement. Changes to this Agreement are to be made in writing and signed by the Parties.

15.5	Waiver. No waiver by the Parties of any of the rights under this Agreement or derived from its breach will be deemed to exist, unless the waiver is made expressly in writing. If any Party waives any of its rights under this Agreement or any breach of this Agreement by the other Party pursuant to the previous paragraph, this waiver will not be understood as a waiver of any other right under this Agreement or any other breach by the other Party, even though it may be similar to the waived event.

15.6	Amendment of Transaction Agreement. The Bidder Parties agree that they shall not amend or modify the Transaction Agreement, nor any of the terms thereof, without the prior written consent of Selling Stockholder.

16.	Notices

16.1	Form. All communications and notices made by the Parties pursuant to or relating to this Agreement must be in writing, using any of the following methods:
(i)	personal delivery with written confirmation of receipt by the other Party;

(ii)	notarial service;

(iii)	registered fax (bureau fax); or

(iv)	mail, commercial delivery service, or electronic mail, or by any other means, as long as, at all times, there is evidence of receipt by the addressee(s).
16.2	Designated Addresses for Notices. Communications and notices between the Parties are to be delivered to the following addresses or fax numbers and to the attention of the persons indicated:
To SE or BIDCO:

Schneider Electric SA
Address: 35 rue Joseph Monier
92500 Rueil Malmaison
France
Telephone: +33 141 393 062
Fax: +1 401 788 2766
E-mail: peter.wexler@schneider-electric.com
Care of: Peter Wexler, General Counsel
With a copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
U.S.A.
Telephone: +1 212 909 6000
Fax: +1 212 909 6836
Email : psbird@debevoise.com
             rbetmansour@debevoise.com
Care of: Paul S. Bird
             E. Raman Bet-Mansour

and:

Uria Menendez
Prinicipe de Vergara, 187
Plaza de Rodrigo Uria
28002 — Madrid
Spain
Telephone: +34 915 860 096
Fax: +34 915 860 403
Email: che@uria.com
Care of: Christian Hoedl
To Selling Stockholder:

Address: Valgrande 6
28108 Alcobendas
Madrid
Spain
Telephone: +34 902 335 599
Fax: +34 917 147 008
E-mail: ignacio.gonzalez@telvent.com
With a copy to:

Squire, Sanders & Dempsey (US) LLP
4900 Key Tower
127 Public Square
Cleveland, Ohio 44114-1304
US.A.
Telephone: + 1 216 479 8552
Fax: +1-216-479-8780
E-mail: Laura.Nemeth@ssd.com
Care of: Laura D. Nemeth
16.3	Changes. Under this clause, any changes to the addresses or contact persons indicated to receive notices under this Agreement are to be notified immediately to the other Parties. If a Party has not received notice of changes, any notice this Party makes in accordance with these rules to the addresses and persons indicated in this Agreement will be deemed valid.

17.	Governing law

17.1	This Agreement will be governed by the laws of Spain.

18.	Arbitration

18.1	All disputes arising out of or in connection with this Agreement between the Bidder Parties, on the one hand, and the Selling Stockholder, on the other hand, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce by three (3) arbitrators appointed in accordance with the said Rules. For purposes of appointing arbitrators in accordance with the said Rules, the Bidder Parties shall be considered one party and the Selling Stockholder shall be considered the other party. The seat of the arbitration shall be Madrid (Spain), the language of the arbitration shall be English and in Spanish the arbitration shall be arbitration in law. For the avoidance of doubt, the arbitrators shall have authority to grant specific performance in accordance with clause 12 of this Agreement, subject to the limitations therein. The parties submit to jurisdiction in the Courts of Madrid for the limited purpose of enforcing this agreement to arbitrate.

18.2	Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.
[Signatures follow]

IN WITNESS WHEREOF, the Parties, duly represented, execute and sign this Agreement in four (4) original copies.

SCHNEIDER ELECTRIC, S.A.
By:	/s/ Emmanuel Babeau
	Name:	Emmanuel Babeau
	Title:	Chief Financial Officer

SCHNEIDER ELECTRIC ESPAŇA, S.A.U.
By:	/s/ Elena González Anta
	Name:	Elena González Anta
	Title:	Chief Legal Counsel

IGNACIO GONZÁLEZ DOMINGUEZ
/s/ Ignacio González Dominguez